Exhibit 99.1

ESSA Pharma Provides Corporate Update and Reports Financial Results for Fiscal Third Quarter Ended June 30, 2019

VANCOUVER and HOUSTON, Aug. 14, 2019 /CNW/ - ESSA Pharma Inc. ("ESSA", or the "Company") (TSX-V: EPI, NASDAQ: EPIX), a pharmaceutical company focused on developing novel therapies for the treatment of prostate cancer, today provided a corporate update and reported financial results for the fiscal third quarter ended June 30, 2019. All references to "$" in this release refer to United States dollars, unless otherwise indicated.

"The last quarter marked another significant period in our ongoing transformation process for Essa from both corporate and clinical standpoints. During the quarter, we worked diligently on the work required to complete the acquisition of Realm Therapeutics with the transaction closing on July 31st.  The acquisition of Realm and its cash balance put Essa in a strong financial position to allow us to commence the Phase 1 clinical study of EPI-7386," stated David Parkinson, MD, President and CEO of ESSA.  "We are progressing with IND-enabling studies on EPI-7386 and on track to file an IND with the FDA in the first calendar quarter of 2020. We look forward to presenting further in vitro and in vivo study results of EPI-7386 in the coming months at medical conferences."

Recent Company Highlights

  On July 31, 2019, the Company completed the acquisition of Realm Therapeutics plc ("Realm") pursuant to a scheme of arrangement under Part 26 of the U.K. Companies Act 2006 (the "Acquisition"). Under the terms of the Acquisition, ESSA acquired all of the issued and outstanding shares of Realm, and Realm shareholders received a total of 6,718,150 common shares of the Company.
  On May 4, 2019 at the 2019 American Urological Association Meeting, an oral poster presentation presented a deeper preclinical characterization of EPI-7386. The poster showed that pre-clinical studies demonstrate that EPI-7386 (i) displays similar in vitro IC50 potency compared to the lutamide class of antiandrogens in an in vitro androgen receptor (AR) inhibition assay; (ii) shows in vitro activity in several enzalutamide-resistant prostate cancer cell models in which enzalutamide is resistant; (iii) exhibits a favorable metabolic profile across three preclinical animal species (which suggests that EPI-7386 will have high exposure and a long half-life in humans) (iv) provides similar antitumor activity to enzalutamide in the enzalutamide-sensitive LNCaP prostate cancer xenograft model, and (v) provides superior antitumor activity to enzalutamide, as a single agent or in combination with enzalutamide, in the enzalutamide emerging-resistant VCaP prostate cancer xenograft model, specifically showing AR inhibition with both an N-terminal domain inhibitor (EPI-7386) and a ligand binding domain inhibitor (enzalutamide), induces deeper and more consistent anti-tumor responses in the enzalutamide emerging-resistant VCaP xenograft model.
  EPI-7386 was selected for a poster presentation at the European Society for Medical Oncology ("ESMO") 2019 Congress to be held September 27-October 1, 2019 in Barcelona, Spain.

Summary Financial Results

  Net Income (Loss). ESSA recorded a net loss of $3.3 million ($0.52 loss per common share based on 6,383,737 weighted average common shares outstanding) for the quarter ended June 30, 2019, compared to a net loss of $2.9 million ($0.50 loss per common share based on 5,776,098 weighted average common shares outstanding) for the quarter ended June 30, 2018.
  Research and Development ("R&D") expenditures. R&D expenditures for the quarter ended June 30, 2019 were $1.95 million compared to $0.99 million for the quarter ended June 30, 2018. The increase in R&D expenditures for the quarter were primarily related to ESSA's efforts in preparing an Investigational New Drug application for its recently-nominated clinical candidate, EPI-7386. Costs in the comparative period included preclinical research related to the Company's next-generation aniten compounds.
  General and administration ("G&A") expenditures. G&A expenditures for the quarter ended June 30, 2019 were $1.2 million compared to $1.6 million for the quarter ended June 30, 2018. The decrease is the result of a reduction in professional fees, primarily due to Acquisition-related professional fees being recorded as deferred costs for the period, as well as decreases in rent expense and share-based payments.

Liquidity and Outstanding Share Capital
Cash on hand at June 30, 2019, was $4.9 million, with working capital of $0.3 million, reflecting the aggregate gross proceeds of the completed January 2018 financing, which totaled $26 million, less operating expenses in the intervening period.

As of June 30, 2019, the Company had 7,963,628 common shares issued and outstanding.

In addition, as of June 30, 2019 there were 473,688 common shares issuable upon the exercise of warrants and broker warrants at a weighted-average exercise price of $34.36 per ESSA common share and 1,154,711 ESSA common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $4.58 per common share.

About ESSA Pharma Inc.
ESSA is a pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castration-resistant prostate cancer ("CRPC") in patients whose disease is progressing despite treatment with current therapies. ESSA's proprietary "aniten" compounds bind to the N-terminal domain of the androgen receptor ("AR"), inhibiting AR driven transcription and the AR signaling pathway in a unique manner which bypasses the drug resistance mechanisms associated with current anti-androgens. The Company is currently progressing IND-enabling studies and expects to file an IND with the FDA forEPI-7386 in the first calendar quarter of 2020. For more information, please visit www.essapharma.com or follow us on Twitter under @ESSAPharma.

About Prostate Cancer
Prostate cancer is the second-most commonly diagnosed cancer among men and the fifth most common cause of male cancer death worldwide (Globocan, 2018). Adenocarcinoma of the prostate is dependent on androgen for tumor progression and depleting or blocking androgen action has been a mainstay of hormonal treatment for over six decades. Although tumors are often initially sensitive to medical or surgical therapies that decrease levels of testosterone, disease progression despite castrate levels of testosterone generally represents a transition to the lethal variant of the disease, metastatic CRPC ("mCRPC"), and most patients ultimately succumb to the illness. The treatment of mCRPC patients has evolved rapidly over the past five years. Despite these advances, additional treatment options are needed to improve clinical outcomes in patients, particularly those who fail existing treatments including abiraterone or enzalutamide, or those who have contraindications to receive those drugs. Over time, patients with mCRPC generally experience continued disease progression, worsening pain, leading to substantial morbidity and limited survival rates. In both in vitro and in vivo animal studies, ESSA's novel approach to blocking the androgen pathway has been shown to be effective in blocking tumor growth when current therapies are no longer effective.

Forward-Looking Statement Disclaimer
This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "look forward", "anticipate" and, "believe", and statements that an action or event "is expected", "is predicted", "should", "may" or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements regarding ESSA's poster presentation at the ESMO and other medical conferences in respect of the in vitro and in vivo study results for EPI-7386, the timing of filing an IND, the timing of any related clinical trials, and the exercise of any outstanding warrants, broker warrants or options.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA's actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA's current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward-looking statements, ESSA may make various material assumptions, including but not limited to (i) the accuracy of ESSA's financial projections; (ii) obtaining positive results of clinical trials; (iii) obtaining necessary regulatory approvals; and (iv) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA's Annual Report on Form 20-F dated December 13, 2018 under the heading "Risk Factors", a copy of which is available on ESSA's profile on the SEDAR website at www.sedar.com or ESSA's profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA's SEDAR and EDGAR profiles. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forwardlooking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

ESSA PHARMA INC. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited) Amounts in thousands of United States dollars
	June 30, 2019	September 30, 2018

Cash	$4,874	$14,829
Prepaid and other assets	2,198	1,188

Total assets	$7,072	$16,017

Current liabilities	5,040	3,344
Long-term debt	1,405	3,501
Derivative liability	8	20
Shareholders' deficiency	619	9,152

Total liabilities and shareholders' deficiency	$7,072	$16,017

ESSA PHARMA INC. CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited) Amounts in thousands of United States dollars, except share and per share data
	Three months ended June 30, 2019	Three months ended June 30, 2018

OPERATING EXPENSES
Research and development	$1,951	$988
Financing costs	139	223
General and administration	1,213	1,579

Total operating expenses	(3,303)	(2,790)

Gain on derivative liability	15	32
Other items	3	(100)

Net loss before taxes	(3,285)	(2,852)
Income tax expense	(16)	(22)

Net loss for the period	$(3,301)	$(2,880)

Basic and diluted loss per common share	$(0.52)	$(0.50)

Weighted average number of common shares outstanding	6,383,737	5,776,098

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SOURCE ESSA Pharma Inc

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For further information: Company Contact: David Wood, Chief Financial Officer, ESSA Pharma Inc., Contact: (778) 331-0962, Email: dwood@essapharma.com; Investor Relations Contact: Alan Lada, Vice President, Solebury Trout, Contact: (617) 221-8006, Email : alada@SoleburyTrout.com

CO: ESSA Pharma Inc

CNW 07:30e 14-AUG-19